

July 8, 2014

Via E-mail
Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

 Re: **Yahoo! Inc.**
 Form 10-K for the Fiscal Year Ended December 31, 2013
 Filed February 28, 2014
 File No. 000-28018

Dear Ms. Mayer:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ Patrick Gilmore

 Patrick Gilmore
 Accounting Branch Chief